Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 18 August 2026	Registration Statement No. 333-274695

European Investment Bank

USD 4,000,000,000 4.375% Notes due 2031

Final Term Sheet

Issuer:	European Investment Bank
Issuer Ratings(1):	AAA (S&P)(2) / Aaa (Moody’s)(2) / AAA (Fitch)(2) / AAA (Scope)(2)
Status:	Senior Unsecured Notes
Format:	SEC-Registered
Currency/Size:	USD 4,000,000,000
Maturity Date:	25 November 2031
Coupon:	4.375% (semi-annual)
Interest Payment Dates:	25 May and 25 November of each year, commencing on 25 November 2026 (short first coupon)
Reoffer:	99.792%
Underwriting Discount:	0.125%
Yield to Maturity:	4.421%
Benchmark:	UST 5yr 4.375% due 31 July 2031
Spread to Benchmark:	+4.50bps
Benchmark Yield:	4.376%
Trade Date:	18 August 2026
Settlement(3):	25 August 2026 (T+5)
ISIN / CUSIP / Common Code:	US298785KU94 / 298785KU9 / 348077180
Denominations:	USD 1,000
Governing Law:	New York
Listing:	The Notes are expected to be listed on the Luxembourg Stock Exchange. No assurance can be given that such application will be approved or that any of the Notes will be listed.
Target Market:	Retail / Professional / Eligible Counterparties (all distribution channels)(4)
Underwriters:	Barclays / Deutsche Bank / RBC Capital Markets

You can access the prospectus for the registration statement at the following website:

https://www.sec.gov/Archives/edgar/data/33745/000095015723001256/formsba.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at +1-866-375-6829.

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(1)	A rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

(2)	Carrying a stable outlook.

(3)	It is expected that delivery of the Notes will be made against payment therefor on or about 25 August 2026, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades of securities in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

(4)	The Issuer does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II. Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. For the purposes of this section, the expression “MiFID II” means Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU, as amended from time to time, and the expression “manufacturer” means any Underwriter that is a manufacturer under MiFID II.

The Issuer does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR. Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients and eligible counterparties, each as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under COBS, as applicable. For the purposes of this section, the expression “UK MiFIR” means Regulation (EU) No 600/2014 of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Regulation (EU) No 648/2012, as amended from time to time, as it forms part of UK domestic law by virtue of the EUWA, the expression “COBS” means the FCA Handbook - Conduct of Business Sourcebook, as amended from time to time, the expression “UK MiFIR Product Governance Rules” means the FCA Handbook - Product Intervention and Product Governance Sourcebook, as amended from time to time, the expression “EUWA” means the European Union (Withdrawal) Act 2018, as amended from time to time, and the expression “manufacturer” means any Underwriter that is a manufacturer under UK MiFIR.

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